IMPORTANT NOTICE


THE PURPOSE OF THIS SCHEDULE 13G AMENDMENT IS TO CORRECT THE DATES ONLY.

PLEASE NOTE FMR CORP. HOLDINGS ARE AS OF JUNE 30, 1994 AND NOT MAY 31, 1994 AS INDICATED.


SCHEDULE 13G

Amendment No. 3
LTV Corporation
common stock
Cusip # 501921100
Filing Fee: No


Cusip # 501921100
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	360,815
Item 6:	6,500
Item 7:	5,986,546
Item 8:	6,500
Item 9:	5,986,546
Item 11:	7.25%
Item 12:	HC




Cusip # 501921100
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	8,750
Item 6:	6,500
Item 7:	5,986,546
Item 8:	6,500
Item 9:	5,986,546
Item 11:	7.25%
Item 12:	IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		LTV Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		25 West Prospect Avenue
		Cleveland, OH  44115-1069

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		501921100

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	5,986,546

	(b)	Percent of Class:
	7.25%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	360,815

	(ii)	shared power to vote or to direct the vote:
	6,500

	(iii)	sole power to dispose or to direct the disposition of:
	5,986,546

	(iv)	shared power to dispose or to direct the disposition of:
	6,500




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of LTV Corporation. The interest of one person, Fidelity Magellan Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of LTV Corporation, amounted to 4,174,016 shares or 5.05% of the total outstanding common stock at May 31, 1994. The number of shares of common stock of LTV Corporation owned by the investment company at May 31, 1994 included 565,935 shares of common stock resulting from the assumed conversion of 1,013,857 shares of the Series A Warrants (0.5582 shares of common stock for each Series A Warrants).

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp's beneficial ownership of the common stock of LTV Corporation at May 31, 1994 is true, complete and correct.



	June 6, 1994
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 5,598,461 shares or 6.78% of the common stock outstanding of LTV Corporation ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of LTV Corporation owned by the investment companies at May 31, 1994 included 566,139 shares of common stock resulting from the assumed conversion of 1,014,222 shares of the Series A Warrants (0.5582 shares of common stock for each Series A Warrants).

	The ownership of one investment company, Fidelity Magellan Fund, amounted to 4,174,016 shares or 5.05% of the common stock outstanding. The number of shares of common stock of LTV Corporation owned by the investment companies at May 31, 1994 included 565,935 shares of common stock resulting from the assumed conversion of 1,013,857 shares of the Series A Warrants (0.5582 shares of common stock for each Series A Warrants). Fidelity Magellan Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts
02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 5,598,461 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 379,335 shares or 0.46% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s). The number of shares of common stock of LTV Corporation owned by the institutional account(s) at May 31, 1994 included 2,421 shares of common stock resulting from the assumed conversion of 4,337 shares of the Series A Warrants described above.

	FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 379,335 shares and sole power to vote or to direct the voting of 352,062 shares, and no power to vote or to direct the voting of 27,273 Shares of common stock owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp.
voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp. The number of shares of common stock of the company reported herewith includes
15,250 shares or 0.02% of common stock owned directly by Edward C. Johnson 3d or in trusts for the benefit of Edward C. Johnson 3d or an Edward C. Johnson
3d family member for which Edward C. Johnson 3d serves as trustee.

	Edward C. Johnson 3d has sole voting and dispositive power over 8,750 shares and shared voting and dispositive power over 6,500 shares.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

	The undersigned persons, on June 6, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of LTV Corporation at May 31, 1994.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
		Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Magellan Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary